TKB Critical Technologies 1

400 Continental Blvd, Suite 600

El Segundo, CA 90245

October 22, 2021

VIA EDGAR

Jan Woo

Megan Akst

Kahleen Collins

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	TKB Critical Technologies 1
Registration Statement on Form S-1
Filed October 8, 2021, as amended
File No. 333-260167

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, TKB Critical Technologies 1 respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 26, 2021, or as soon thereafter as practicable.

Please call Carol Anne Huff of Winston & Strawn LLP at (312) 558-3203 to provide notice of the effectiveness of the Registration Statement.

[Signature Page Follows]

Very truly yours,

TKB Critical Technologies 1

By:	/s/ Angela Blatteis
	Name:	Angela Blatteis
	Title:	Co-Chief Executive Officer

cc:	Carol Anne Huff, Winston & Strawn LLP
cc:	Greg Klein, Co-Chief Executive Officer, TKB Critical Technologies 1